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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)



                            JONES INTERCABLE, INC.
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, $0.1 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   480206101
                                   480206200
        _______________________________________________________________
                                (CUSIP Number)

                              Elizabeth M. Steele
              9697 E. Mineral Avenue, Englewood, Colorado  80112
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 12, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

-----------------------                                  ---------------------
 (COMMON STOCK)                                           PAGE 2 OF 25 PAGES
   CUSIP NO. 480206101
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenn R. Jones.
      Social Security No. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,916,151
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,916,151
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             2,916,151 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             57.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 480206200                                      PAGE 3 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenn R. Jones.
      Social Security No. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            828,006

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,497,373
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             828,006

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,497,373
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           2,325,379 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 (COMMON STOCK)                                            PAGE 4 OF 25 PAGES
   CUSIP NO.  480206101
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jones International, Ltd.
      I.R.S. Identification No. 84-0595284
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Jones International, Ltd., a Colorado corporation. Principal business and address: A holding company; 9697 E. Mineral Avenue, Englewood, Colorado 80112.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           2,916,151
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           2,916,151
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        2,916,151 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        57.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        HC
------------------------------------------------------------------------------

                                  SCHEDULE 13D



       (CLASS A COMMON STOCK)                    PAGE    5    OF   25   PAGES
  CUSIP NO.   480206200
----------------------------------------      ----------------------------------

1       NAME OF REPORTING PERSON
        S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jones International, Ltd.
        I.R.S. Identification No. 84-0595284

----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)  /X/
                                                                                                (b) /X/
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                          / /
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Jones International, Ltd., a Colorado corporation.  Principal business and address:
        A holding company; 9697 E. Mineral Avenue, Englewood, Colorado  80112.

----------------------------------------------------------------------------------------------------------

                                      7     SOLE VOTING POWER
            NUMBER OF                           0
             SHARES
                                 -------------------------------------------------------------------------
          BENEFICIALLY                8     SHARED VOTING POWER
            OWNED BY                            1,497,373
              EACH
                                 -------------------------------------------------------------------------
            REPORTING                 9     SOLE DISPOSITIVE POWER
             PERSON                              0
              WITH
                                 -------------------------------------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                  1,497,373
----------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,497,373 (See Item 5)
----------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                     / /
----------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.2%
----------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
             HC
----------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
         -------------------

          The classes of equity securities to which this statement relates are
(i) the Common Stock, $.01 par value per share, of Jones Intercable, Inc., a Colorado corporation (the "Company"), and (ii) the Class A Common Stock, $.01 par value per share, of the Company. The address of the Company's principal executive offices is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND:
         -----------------------

          The names of the persons filing this statement are:

          1.  Glenn R. Jones*, an individual residing in the State of Colorado.

          2.  Jones International, Ltd., a Colorado corporation
("International"). Mr. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International. The principal business of International is acting as a holding company.

          3. Jones Entertainment Group, Ltd., a Colorado corporation ("JEG"), is 80% owned by Jones 21st Century, Inc. (f/k/a Jones Digital Century, Inc.), a Colorado corporation, and 20% owned by BCI (U.S. Cable) Limited (f/k/a Bell Canada International BVI III Limited), a British Virgin Islands company. Jones 21st Century, Inc. is 95% owned by International and 5% owned by a member of Mr. Jones' family. The principal business of JEG is the production of entertainment programming.

          4. Jones Space Segment, Inc., a Colorado corporation ("JSS"), is 81% owned by International and 19% by Mr. Jones. The principal business of JSS is leasing satellite space on a communications satellite.

          5. Jones Global Group, Inc., a Colorado corporation ("JGG"), is 80% owned by International and 20% by the Company. The principal business of JGG is acting as a holding company.
______________

*Through Mr. Jones' direct and indirect ownership of International and the Company, Mr. Jones may be deemed to be the beneficial owner of all the Common Stock and Class A Common Stock held by each of the Jones Entities (as defined on the following page).

          6. Jones Interdigital, Inc., a Colorado corporation ("Interdigital"), is wholly owned by International. The principal business of Interdigital is leasing equipment for the various Jones companies.

          The foregoing persons (Nos. 1 through 6 above) are hereinafter collectively referred to as the "Jones Entities". The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the Jones Entities are set forth on Schedules A through E attached hereto. The address of the principal business office for each of the Jones Entities is 9697 E. Mineral Avenue, Englewood, Colorado
80112.

          During the last five years, none of the Jones Entities, nor any other person controlling any of the Jones Entities, nor, to the best of the Jones Entities knowledge, any of the persons listed on Schedules A through E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

          N/A

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

          See Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

          The Jones Entities believe that as of August 12, 1998, there were outstanding 5,113,021 shares of Common Stock and 35,973,892 shares of Class A Common Stock.

             (a)  Amount Beneficially Owned:
                  -------------------------

             (i)  Common Stock:
                  ------------



                      Number of
                      shares of      Number of
                        Common       Shares of
                        Stock          Common
                        owned       Stock owned        Percent
     Name              Directly      Indirectly     of Ownership
     ----              --------      ----------     ------------

Glenn R. Jones/(1)/        0        2,916,151/(2)/    57.0%
International/(1)/         0        2,916,151/(2)/    57.0%
BTH/(3)/                   0        2,878,151         56.3%

(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Common Stock owned by International, JEG, JSS, JGG and Interdigital. Also for purposes of Rule 13d-3, International may be deemed to have beneficial ownership of the shares of Common Stock owned by JEG, JSS, JGG and Interdigital. All of the shares of Common Stock held by Mr. Jones are owned of record by a trust. See Item 6 below.

(2) Includes 474,400 shares held by Mr. Jones, 2,277,416 shares held by International, 100,400 shares held by JEG, 35,707 shares held by JSS, 27,585 shares held by JGG and 643 shares held by Interdigital. All of the shares of Common Stock held by International are owned of record by a trust. See Item 6 below.

(3) For purposes of Rule 13d-3(d)(1)(i), the Jones Entities are informed that BCI Telecom Holding Inc., a corporation incorporated under the Canada Business Corporations Act ("BTH"), may be deemed to have beneficial ownership of the 2,878,151 shares of Common Stock covered by the Option Agreements (as defined in Item 6). By virtue of BTH being an indirect wholly-owned subsidiary of BCE Inc., a corporation incorporated under the Canada Business Corporations Act ("BCE"), the Jones Entities are informed that BCE may be deemed to beneficially own the 30% equity interest in the Company which is beneficially owned by BTH, and the 2,878,151 shares of Common Stock covered by the Option Agreements. See, however, Item 6 below with respect to the rights of Comcast Corporation ("Comcast") to acquire such shares of Common Stock upon the exercise of the Option Agreements.

     Because of the existence of that certain Shareholders Agreement dated December 20, 1994, between Mr. Jones, International, BTH and the Company (the "Shareholders Agreement"), Mr. Jones and International may be deemed, pursuant to Rule 13d-(5)(b)(1), to be members of a "group" with BTH. Mr. Jones and International, however, disclaim that they are members of a "group" with BTH. See Footnote 4 below. See also Item 6 below regarding an amendment to the Shareholders Agreement.

        The beneficial ownership of the Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule F attached hereto.


        (ii)    Class A Common Stock:
                ---------------------

                       Number of
                       shares of         Number of
                        Class A          Shares of
                      Common Stock     Class A Common        Percent
                        owned           Stock owned             of
      Name             Directly         Indirectly          Ownership
      ----           -------------    ----------------      ---------
Glenn R. Jones/(1)/    828,006/(2)/    1,497,373/(3)/         6.5%
International        1,497,373                --              4.2%
BTH                         --        12,782,500/(4)/        35.5%
Comcast                     --        12,782,500/(4)(5)/     35.5%

(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Class A Common Stock owned by International.

(2)  Includes Mr. Jones' vested options to purchase 301,113 shares.

(3)  Represents shares held of record by International.

(4) Under Rule 13d(5)(b)(1) the group is deemed to have acquired beneficial ownership of all of the equity securities of the Company beneficially owned by the other members of the group. However, Mr. Jones and International disclaim beneficial ownership of any shares of Common Stock or Class A Common Stock through any beneficial ownership by BTH or Comcast. Information contained herein relating to BTH and Comcast is provided to the best of the Jones Entities' knowledge. See Item 6 below with respect to the agreement between BTH and Comcast regarding the acquisition of the shares by Comcast.

(5) Pursuant to Amendment No. 1 to Schedule 13D dated August 12, 1998 filed by Comcast, Comcast claims shared dispositive power over such shares, which are the same shares set forth for BTH in the above table.

          The beneficial ownership of the Class A Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule G attached hereto.

          (b) (i)  Voting Power and Disposition Power of the Common Stock:
                   -------------------------------------------------------
Stock:
-----

                                                           Sole Power to     Shared Power to
                    Sole Power to        Shared Power to   Dispose or to      Dispose or to
                    Vote or to           Vote or to        Direct the         Direct the
Name of Entity      Direct the Vote      Direct the Vote   Disposition        Disposition
--------------      ---------------      ---------------   ------------       ------------
Glenn R. Jones                  0         2,916,151                 0         2,916,151

International                   0         2,916,151                 0         2,916,151

BTH                             0                 0                 0         2,878,151

Comcast/(1)/                    0                 0                 0         2,878,151



/(1)/Pursuant to Amendment No. 1 to Schedule 13D dated August 12, 1998 filed by Comcast, Comcast claims shared dispositive power over such shares, which are the same shares set forth for BTH in the above table.

           (ii)  Voting Power and Disposition Power of the Class A Common Stock:
                 --------------------------------------------------------------

                          Sole Power to   Shared Power to     Sole Power to   Shared Power to
                          Vote or to      Vote or to          Dispose or to   Dispose or to
Name of                   Direct the      Direct the          Direct the      Direct the
Entity                    Vote            Vote                Disposition     Disposition
------------------   ------------------  ----------------    --------------   ---------------

Glenn R. Jones            828,006         1,497,373           828,006         1,497,373

International                   0         1,497,373                 0         1,497,373


          (c) The following transactions in the Common Stock and/or Class A Common Stock have been effected during the last 60 days as follows:







                                                Number of Shares of
                         Date of                Class A Common
  Jones Entity           Purchase               Stock Purchased*     Price Per Share
  ------------           --------               -------------------  ---------------
Glenn R. Jones           06/30/98               300,000              $12.65

*Exercise of employee stock option.

          Except as stated above, no transactions in the Common Stock or the Class A Common Stock have been effected during the last 60 days by any other person controlling the Jones Entities, or to the best of the Jones Entities' knowledge, any of the persons named in Item 2 hereof.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         --------------------------------------------------------
         WITH RESPECT TO SECURITIES OF THE ISSUER
         ----------------------------------------

          a. On December 20, 1994, the Company entered into the Shareholders Agreement (Exhibit 1). On December 20, 1994, BTH, through its agent, Morgan Guaranty Trust Company of New York ("MGT"), entered into Option Agreements (Exhibit 2) with each of the following entities: (i) Glenn Jones Grantor Business Trust ("GJ Trust"); (ii) Jones International Grantor Business Trust ("JI Trust"); (iii) JEG; (iv) JSS; (v) JGG; and (vi) Interdigital. The number of shares of Common Stock covered by each Option Agreement is as follows:

                                           Number of Shares of
      Grantor                                     Common Stock
      -------                                     ------------
GJ Trust                                               474,400
JI Trust                                             2,239,416
JEG                                                    100,400
JSS                                                     35,707
JGG                                                     27,585
Interdigital                                               643


          All of the other Option Agreements are substantially similar except for the number of shares of Common Stock covered thereby, which is set forth above.

          b. On August 12, 1998, Glenn R. Jones, International, GJ Trust, JI Trust, JSS, JGG, Interdigital and JEG (collectively, the "Jones Entities") entered into an agreement (the "Agreement") with Comcast, pursuant to which the Jones Entities have agreed to an acceleration of the exercise of the options to acquire their aggregate 2,878,151 shares of Common Stock of the Company (the "Control Shares"). The Control Shares are presently subject to Option Agreements between certain of the Jones Entities and The Bank of New York, as successor agent to MGT (See Exhibit 2). Also on August 12, 1998, the Option Agreements were amended (the "Amended Option Agreements", see Exhibit 4) in order to allow acceleration of the sale of the Control Shares, which is expected to close in the first quarter of 1999. Such closing, which is subject to certain conditions stated below, would occur simultaneously with the closing of the acquisition by Comcast of BTH's approximately 30% interest in the Company, represented by approximately 12.8 million shares of Class A Common Stock.

          The Jones Entities are informed that BTH and Comcast have amended their agreement (whereby Comcast is to acquire BTH's equity position in the Company), in order to provide for the simultaneous closing of Comcast's acquisitions of shares of the Company pursuant to the BTH and Jones Entities transactions. Comcast will pay BTH approximately $500 million in cash at closing, and in addition, will pay certain of the Jones Entities an aggregate of $200 million in cash to acquire the Control Shares. Comcast made a deposit of $50 million on August 12, 1998 under the Agreement and certain of the JI Entities pledged to Comcast 2,000,000 shares of Class A Common Stock of the Company as security with respect to such deposit (the "Pledged Shares"). The Pledged Shares are not part of, or subject to, the Amended Option Agreements. The $50 million (plus interest) will be credited towards the $200 million to be paid to certain of the Jones Entities at the closing pursuant to the Amended Option Agreements. Upon a termination of the Agreement due to a breach of the Agreement by Comcast, the Jones Entities can retain the $50 million deposit and Comcast will release the Pledged Shares. Upon a termination of the Agreement due to a breach by the Jones Entities, the Jones Entities must return the $50 million deposit plus interest. The Pledged Shares secure the Jones Entities obligation to so return such deposit.

          The closing is conditioned on the satisfaction or waiver of certain conditions precedent, including, without limitation, (i) expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of certain other governmental and franchise approvals, (iii) absence of any governmental order, injunction or applicable law prohibiting the transactions or requiring any party to divest a material portion of its assets as a result of the consummation of the transactions, (iv) receipt of all material third party consents and approvals,
(v) truth and accuracy of certain representations and warranties, (vi) use of reasonable best efforts of Comcast, BTH and the Jones Entities to do everything necessary to consummate the contemplated transactions, (vii) absence of material adverse change during a certain period, and (viii) compliance by each party in all material respects with the covenants required of it pursuant to the documents. Comcast and the Jones Entities are not required to agree to any consent decree related to objections by the Department of Justice or the Federal Trade Commissions to the contemplated transactions.

          Upon consummation of the closing of the Agreement and Comcast's agreement with BTH, Comcast will own a sufficient number of shares of Common Stock and Class A Common Stock to elect a majority of the Board of Directors of the Company and pursuant to the terms of the related agreements, the directors of the Company, other than the three directors jointly designated by Jones and BTH pursuant to the Shareholders Agreement, will resign seriatim from the board of directors of the Company and will be replaced by individuals designated by Comcast.

          Some of the covenants and agreements of Comcast under the Agreement include entering into a carriage agreement with Knowledge TV, Inc. ("KTV") and Great American Country, Inc. ("GAC"), which are affiliates of the Jones Entities, acknowledging certain agreements between the Company and the Jones Entities, and agreeing not to challenge their validity, using its reasonable best efforts to cause the Company not to modify certain indemnification rights of officers, directors and employees of the Company, performing its obligations and enforcing its rights under the agreement between Comcast and BTH and not amending such agreement without the consent of the Jones Entities, and paying a $1.5 million fee to International for financial advisory, brokerage and consulting services rendered to the Company.

          Some of the covenants and agreements of the Jones Entities under the Agreement include Jones and the Jones Nominees (as defined in the Shareholders Agreement) resigning from the Company's board of directors and filling the vacancies with individuals chosen by Comcast, offering the Company the opportunity to enter into certain transactions following the Closing, releasing certain claims against the BTH entities and Comcast, causing KTV and GAC to amend certain agreements with the Company, and refraining from entering into agreements with the Company other than those specifically authorized.

          c. Also on August 12, 1998, the Shareholders Agreement was amended (See Exhibit 5) to provide that, upon the closing of the acquisition of the Control Shares by Comcast, certain of the provisions of the Shareholders Agreement would terminate, principally those with respect to the programming rights of Mr. Jones and International. As a result, Mr. Jones and International will receive $25 million in compensation from the Company for the termination of such rights. The amended Shareholders Agreement also contemplates that a number of other agreements between the Company, Mr. Jones, International and BTH will also be terminated upon the closing of the transactions. In addition, the Company has agreed to terminate Mr. Jones' employment agreement for a payment equal generally to the discounted value of the remaining term of such agreement as of the closing date.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

Exhibit 1:  Form of Shareholders Agreement dated as of December 20,
            1994, between Mr. Jones, International, BTH and the Company.  (1)

Exhibit 2: Option Agreement dated as of December 20, 1994, between MGT and JI Trust. (2)

Exhibit 3:  Agreement dated as of August 12, 1998, among the Jones
            Entities and Comcast (to which a Pledge Agreement for 2,000,000 shares of Class A Common Stock is an exhibit and is included herewith).

Exhibit 4:  Amendment to Option Agreements dated as of August 12,
            1998, between The Bank of New York, as successor agent to MGT (as agent for BTH and Comcast) and the Jones Entities.

Exhibit 5:  Agreement and Amendment No. 1 to Shareholders
            Agreement dated as of August 12, 1998, amending the Shareholders Agreement.

Exhibit 6:  Termination Agreement dated as of August 12, 1998, between the Company and Mr. Jones.
______________

(1)  Incorporated by reference from the Company's Current Report on Form
     8-K, electronically filed on June 6, 1994, and identified as Exhibit C to the Stock Purchase Agreement filed as an Exhibit to such Form 8-K.

(2)  Incorporated by reference from the Reporting Persons original Schedule
     13D, electronically filed on December 30, 1994, and identified as Exhibit 4 to said Schedule 13D.

                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 14, 1998

                                              /s/ Glenn R. Jones
                                              ________________________
                                              Glenn R. Jones


                                              JONES INTERNATIONAL, LTD.

                                              By: /s/ Glenn R. Jones
                                                 _____________________
                                                  Glenn R. Jones
                                                  President

                                  SCHEDULE A
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES INTERNATIONAL, LTD.


     The name and title(s) of each of the directors and executive officers of Jones International, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                               Title(s)
   ----                               --------

Glenn R. Jones               Chairman of the Board, Chief
                             Executive Officer and
                             President

Steven W. Gampp              Group Vice President/Finance and Chief
Financial Executive          Financial Officer

Heather O'Mara               Vice President and Treasurer

Elizabeth M. Steele          Secretary

Keith Thompson               Controller

Christine Jones Marocco      Director
Homemaker
25 East End Avenue
Apartment 14F
New York, NY  10028

Robert W. Hampton            Director

                                  SCHEDULE B
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                        JONES ENTERTAINMENT GROUP, LTD.


     The name and title(s) of each of the directors and executive officers of Jones Entertainment Group, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.

   Name                                    Title(s)
   ----                                    --------

Glenn R. Jones               Chairman of the Board, Chief   Executive Officer
and President

Steven W. Gampp              Vice President/Finance and Treasurer
Financial Executive

Elizabeth M. Steele          Secretary

Keith D. Thompson            Chief Accounting Officer

Wilfred N. Cooper, Sr.       Director
Investor
3158 Redhill Avenue
Suite 120
Costa Mesa, CA  92626

David K. Zonker              Director
Financial Executive

J. Rodney Dyer
Graphic Design
8360 Melrose Avenue
Los Angeles, CA  90069       Director

Robert Kearney               Director
Retired Executive
Canada Citizenship
Robinwood 324 Lakeside
Knowlton, Quebec, Canada
JOE 1V0

                                  SCHEDULE C
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES SPACE SEGMENT, INC.


     The name and title(s) of each of the directors and executive officers of Jones Space Segment, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                           Title(s)
   ----                           --------

Glenn R. Jones               President and Director

Elizabeth M. Steele          Vice President and Secretary

Jay B. Lewis                 Treasurer
Media Company Executive

Gregory J. Liptak            Director
Media Company Executive

                                  SCHEDULE D
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES GLOBAL GROUP, INC.


     The name and title(s) of each of the directors and executive officers of Jones Global Group, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                               Title(s)
   ----                               --------

Glenn R. Jones               Chairman of the Board, Chief Executive
                             Officer and President

Elizabeth M. Steele          Vice President/General Counsel and   Secretary

Steven W. Gampp              Vice President/Finance and Treasurer
Financial Executive

Alan Bates                   Director
Management Consultant
Great Britain Citizenship
Barnfield, Fair Mile
Henley-on-Thames
Oxon RG9 2JY England

Robert Tynan                 Director
Management Consultant
10600 E. Exposition Avenue
Building B, Suite 200
Aurora, CO  80012

                                  SCHEDULE E
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES INTERDIGITAL, INC.


     The name and title(s) of each of the directors and executive officers of Jones Interdigital, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                                Title(s)
   ----                                --------

Glenn R. Jones               Chief Executive Officer, President
                             and Director

Elizabeth M. Steele          Vice President and Secretary

Steven W. Gampp              Treasurer
Financial Executive

Timothy J. Burke             Director
Financial Executive

                                  SCHEDULE F
                                  ----------


                          BENEFICIAL OWNERSHIP OF THE
                                 COMMON STOCK


          Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Common Stock at August 12, 1998.


                                     Number of Shares
                                     ----------------
                                     of Common Stock
               Name                  ----------------
               ----
Timothy J. Burke                          533
Christine Jones Marocco                   2,726,543(1)

___________

(1) Includes 12,370 shares held by Mrs. Marocco; 357 shares held by the Joseph Michael Marocco Irrevocable Trust; 2,239,416 shares held by the Jones International Grantor Business Trust in which Mrs. Marocco has shared voting power; and 474,400 shares held by the Glenn Jones Grantor Business
Trust in which Mrs. Marocco has shared voting power.

     The foregoing shares are not included in the Jones Entities' ownership because the foregoing individual has the sole power to vote and dispose of his shares shown above.

                                  SCHEDULE G
                                  ----------

                          BENEFICIAL OWNERSHIP OF THE
                             CLASS A COMMON STOCK

          Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Class A Common Stock at August 12, 1998.



                                         Number of Shares
                                         ----------------
                                     of Class A Common Stock
               Name                  -----------------------
               ----

Timothy J. Burke                           13,587(1)

Steven W. Gampp                            500

Gregory J. Liptak                          3,820(2)

Christine Jones Marocco                    75,083(3)

David K. Zonker                            18,720(4)

___________

(1)  Includes 13,391 shares pursuant to vested stock options.
(2)  Represents shares pursuant to a vested stock option.
(3) Includes 64,113 shares held by Mrs. Marocco; 970 shares held by the Joseph Michael Marocco Irrevocable Trust; and 10,000 shares held by Mrs. Marocco's husband. Mrs. Marocco disclaims beneficial ownership of the shares held by her husband.
(4)  Includes 18,546 shares pursuant to vested stock options.

          The foregoing shares are not included in International's or Mr. Jones' ownership because each of the foregoing individuals has the sole power to vote and dispose of his or her respective shares shown above.

                                 EXHIBIT INDEX
                                 -------------

No.                      Exhibit                                  Page
---                      -------                                  ----

Exhibit 1      Form of Shareholders Agreement dated as
               of December 20, 1994, between Mr. Jones,
               International, BTH and the Company.  (1)

Exhibit 2      Option Agreement dated as of December 20,
               1994, between MGT and JI Trust.  (2)

Exhibit 3      Agreement dated as of August 12, 1998,
               among the Jones Entities and Comcast
               (to which a Pledge Agreement for
               2,000,000 shares of Class A Common
               Stock is an exhibit and is included
               herewith).                                           26

Exhibit 4      Amendment to Option Agreements dated
               as of August 12, 1998, between The Bank
               of New York, as successor agent to MGT
               (as agent for BTH and Comcast) and the
               Jones Entities.                                      66

Exhibit 5      Agreement and Amendment No. 1 to
               Shareholders Agreement dated as of
               August 12, 1998, amending the Shareholders
               Agreement.                                           81

Exhibit 6      Termination Agreement dated as of
               August 12, 1998, between the Company
               and Mr. Jones.                                       91
____________

(1)  Incorporated by reference from the Company's Current Report on Form
     8-K, electronically filed on June 6, 1994, and identified as Exhibit C to the Stock Purchase Agreement filed as an Exhibit to such Form 8-K.

(2)  Incorporated by reference from the Reporting Persons original Schedule
     13D, electronically filed on December 30, 1994, and identified as Exhibit 4 to said Schedule 13D.